Exhibit No. 12.1

MUFG AMERICAS HOLDINGS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(In millions, except ratios)	2015	2014 (1)	2013 (1)	2012 (1)	2011 (1)
Excluding Interest on Deposits
Income (loss) before income taxes and including noncontrolling interests	$679	$1,156	$908	$882	$1,109
Fixed Charges:
Interest expense, excluding interest on deposits	221	170	159	156	155
Estimated interest component of net rental expense (2)	43	34	34	26	26
Total fixed charges	264	204	193	182	181
Income before income taxes and including noncontrolling interests, excluding fixed charges	$943	$1,360	$1,101	$1,064	$1,290
Ratio of earnings to fixed charges	3.57	6.67	5.70	5.85	7.13

Including Interest on Deposits
Fixed charges	$264	$204	$193	$182	$181
Add: Interest on deposits	200	238	248	214	204
Total fixed charges including interest on deposits	$464	$442	$441	$396	$385
Income before income taxes and including noncontrolling interests, excluding fixed charges as above	$943	$1,360	$1,101	$1,064	$1,290
Add: Interest on deposits	200	238	248	214	204
Total earnings before income taxes and including noncontrolling interests, excluding fixed charges, and including interest on deposits	$1,143	$1,598	$1,349	$1,278	$1,494
Ratio of earnings to fixed charges	2.46	3.62	3.06	3.23	3.88

(1)	Prior period amounts have been revised to reflect the January 1, 2015 adoption of Accounting Standards Update 2014-01 related to investments in qualified affordable housing projects.

(2)	The proportion deemed representative of the interest factor.